1 International Game Technology PLC 2020 Fourth Quarter and Full Year Results Period ended December 31, 2020 March 2, 2021

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response to governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Total Adjusted EBITDA represents loss from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non- purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Cash and cash equivalent are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Free cash flow – discontinued operations represents cash flows from operating activities – discontinued operations (a GAAP measure) less cash flows from investing activities – discontinued operations (a GAAP measure). Free cash flow – combined represents Free Cash Flow plus Free Cash Flow – discontinued operations. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant-currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

Agenda 3 Marco Sala, CEO Business Update1 Max Chiara, CFO Financial Results2 Q&A3 Agenda

Business Update 4 Business Update

FY'20 Results Showcase Diversity of Portfolio & Strong Execution Global Lottery and high-growth Digital & Betting activities help mitigate pandemic impact • Global Lottery same-store sales stable in 2020, supported by double-digit North American expansion in H2’20 • Global Gaming revenue down on casino closures/operating restrictions • B2B Digital & Betting service revenue up nearly 50% Achieved goal of $500 million in temporary cost savings/avoidance in FY'20 Cash flows among the strongest in five years, driven by Global Lottery growth as well as disciplined cost and capital management Commitment to ESG recognized among highest in Gaming sector, as represented by the significant achievement in obtaining AA rating by MSCI and score of 4.6 out of 5.0 by FTSE Russell 5

Extraordinary Circumstances Met with Decisive Measures Protected employees, ensured business continuity Shifted focus to innovative solutions for “new normal” Achieved $500 million temporary cost savings/avoidance Increased cash position, maintained abundant liquidity 6

Paving the Path for a Stronger Growth Profile and Reduced Complexity Implemented simplified organizational structure based on global product responsibility • Increases effectiveness and competitiveness in each segment • Improves organizational efficiency by leveraging economies of scale • Maximizes growth potential to support IGT's intrinsic value Accelerated timing of $200+ million in structural cost savings with full realization in 2021 • Launched OPtiMa program focused on operational excellence, product simplification, and operating margin improvement • Largest opportunities in Global Gaming segment Announced agreement to sell Italy B2C gaming machine & sports betting activities • €950 million cash consideration • Closing expected in first half of 2021 7

Sale of Italy B2C Gaming Machine & Sports Betting Activities Compelling on Many Dimensions Revenue(1) Lottery Gaming 2,293 57% 1,739 43% Operating Segment-level Adjusted EBITDA(1),(2) Lottery Gaming 1,136 74% 397 26% Note: $ millions, except where noted otherwise (1) Results from 2019 presented due to the significant impact of COVID-19 on 2020 results; Adjusted EBITDA charts do not include unallocated corporate costs (2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 8 Rebalances business and geographical mix Simplifies gaming portfolio Improves P&L and cash flow profile Reduces debt Lottery Gaming FY'19 as reported on March 3, 2020 2,293 48% 2,493 52% Lottery Gaming 1,136 63% 657 37% FY'19 as reported on March 2, 2021 FY'19 as reported on March 3, 2020 FY'19 as reported on March 2, 2021

Global Lottery Shines in FY'20; Outlook Remains Attractive

Global same-store sales stable in FY'20 despite several game & market closures at onset of pandemic

- 7% growth in North America, including the strongest annual growth for instants & draw games in 7 years
- Swift recovery in Italy and rest of world in H2'20

Highest revenue and profit levels in 2 years in H2'20; Adjusted EBITDA margin improvement Y/Y

Strong start to 2021 with global same-store sales for core instant ticket & draw games up double-digits; added benefit of elevated North America jackpot activity

Steady long-term growth profile supported by remaining average contract term of 6 years[(1)]


Global Same-Store Sales Growth
4%
6%
2%
(5)%
(7)%
(9)%
9%
8%
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20


$5
$500,000 TOP PRIZE!
DIAMOND MINE
9X
WIN UP TO 16 TIMES!


NOVITÀ
extra
extra

IGT

[(1)] *Represents the revenue-weighted average contract term excluding extensions*

9

Global Gaming: Sustained Investment in Innovation, Especially Solutions for New Normal 10 Globally, most venues are closed; where open, operating restrictions are in place Q4 results aligned with Q3 levels; stable global installed base, increased replacement unit demand with resilient ASPs Building on leadership positions with new game and cabinet launches and innovative player experiences • Expanded multi-level progressive portfolio: Wheel of Fortune® Mystery Link, Dragon Lights, Gong Xi Fa Cai® • Regal Riches™, Wolf Run Gold • Wheel of Fortune® Slots Zone Increased interest in solutions to drive growth in new normal • Electronic table games • Add-on systems capabilities, including cashless solutions • Digital platforms

Digital & Betting Momentum Continues; Significant Market Growth Opportunities in Near-Term

IGT platforms powering industry leaders

- B2B Digital & Betting service revenue grew nearly 50%
- Processed ~7 million bets during Super Bowl in February 2021, over half during the game



Many US jurisdictions are considering digital wagering by 2023[1]

- iGaming: 6 additional states
- Sports Betting: 23 additional states
- iLottery: 3 additional states



IGT expects to remain a market-leading B2B provider of technology and other solutions

- 20%-30% share of North American iGaming market
- Broadest presence of any B2B sports betting platform supported by strong partnerships; increased opportunities with addition of trading services
- Well positioned for iLottery expansion given longstanding relationships with the world's leading lotteries

IGT

(1) *Source: H2 Gambling Capital*

11

Executive Summary 12 Global Lottery Demonstrates Remarkable Resilience During Pandemic Significant growth in back half of the year Majority of profits and cash flows supported by Global Lottery growth and long-term contracts OPtiMa Cost-Saving Initiative Drives Margin Expansion Opportunity Simplified organizational structure increases economies of scale and scope Most of program savings benefit Global Gaming segment Clear Path to Significantly Reducing Debt and Leverage Primary use of proceeds from sale of Italy B2C gaming businesses is debt reduction Reduced capital intensity of Global Gaming segment Proven Leader in Innovative Solutions and High-Growth Digital & Betting Activities Compelling solutions to drive higher customer productivity and richer player experiences in new normal Digital & Betting growth enhances revenue and profit outlook for Global Gaming segment

13 Financial Results

Overview of Q4'20 and FY'20 Results

All amounts from continuing operations unless otherwise noted

(In $ millions, unless otherwise noted)	Quarter Ended December 31, 2020	Quarter Ended December 31, 2019		Year Ended December 31, 2020	Year Ended December 31, 2019	
GAAP Financials:						
Revenue[1]	885	1,044	(15)%	3,115	4,032	(23)%
Operating income/(loss)	96	40	138%	(107)	478	NA
Net cash provided by operating activities from continuing operations	251	278	(10)%	595	907	(34)%
Net cash provided by operating activities from discontinued operations	4	26	(83)%	271	186	46%
Net cash provided by operating activities	255	304	(16)%	866	1,093	(21)%
Cash and cash equivalents	907	655	39%	907	655	39%
Non-GAAP Financial Measures:						
Adjusted EBITDA[2]	295	365	(19)%	1,008	1,454	(31)%
EBITDA - discontinued operations[2]	26	69	(63)%	138	256	(46)%
Adjusted EBITDA - combined [2]	321	435	(26)%	1,146	1,710	(33)%
Free cash flow[2]	201	186	8%	340	530	(36)%
Free cash flow - discontinued operations[2]	(10)	9	NA	236	121	94%
Free cash flow - combined[2]	191	195	(2)%	576	651	(12)%
Net debt	7,319	7,390	(1)%			

Note: $ in millions, except where noted otherwise
[1] Does not include revenue from discontinued operations of $429 million in FY'20 and $778 million in FY'19
[2] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

14

Q4'20 Financial Highlights: Lottery Growth, Sequential Stability in Gaming

Revenue


1,044
885
Q4'19
Q4'20

Operating Income


Includes $99M in goodwill impairment charges
40
96
Q4'19
Q4'20

Adjusted EBITDA[1]


365
295
Q4'19
Q4'20

Cash Flow


Cash From Operations
Free Cash Flow(1)
278
186
251
201
Q4'19
Q4'20

- Highest quarterly Lottery revenue and Adjusted EBITDA in two years
- Sequential stability across revenue and profit measures in Gaming
- Cost-saving actions benefit all segments

- Free Cash Flow[1] exceeded PY levels on strong Lottery performance and invested capital discipline
- Converted higher percentage of Adjusted EBITDA[1] to cash compared to PY

Note: $ in millions; EUR/USD FX daily average: 1.11 in Q4'19, 1.19 in Q4'20; all amounts presented reflect continuing operations
[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

15

FY'20 Financial Highlights: Resilience of Business on Display

Revenue


4,032
3,115
FY'19
FY'20

Operating Income/(Loss)


478
Includes $296M in goodwill impairment charge; $99M in PY
(107)
FY'19
FY'20

Adjusted EBITDA[1]


1,454
1,008
FY'19
FY'20

Cash Flow


Cash From Operations
Free Cash Flow(1)
907
530
595
340
FY'19
FY'20

- Revenue, operating income, and adjusted EBITDA benefit from sharp Lottery recovery in H2'20
  - ~70% of total revenue from resilient Lottery business
  - Gaming results vary greatly by geography, driven by magnitude of casino closures and operating restrictions

- Solid cash flows in H2'20 supported by Lottery performance, cost-saving initiatives, and disciplined invested capital management
- Combined cash flows, including discontinued operations, among the strongest in 5 years

Note: $ in millions; EUR/USD FX daily average: 1.12 in FY'19, 1.14 in FY'20; all amounts presented reflect continuing operations
[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

16

Q4'20 Global Lottery Highlights: Highest Revenue and Adjusted EBITDA in Two Years

Revenue



568
4
16
23
611
19
630
Reduced by $19M advertising adjustment
Q4'19
Lottery Service
Other Service
Product Sales
Excluding FX
FX
Q4'20

	Q4'19	Q4'20	Y/Y % change as reported	Y/Y % change at constant FX	Q3'20	Sequential % change as reported
Revenue	568	630	11%	8%	570	11%
Operating Income	154	195	26%	21%	196	0%
Adjusted EBITDA[(1)]	268	313	17%	12%	309	1%

Global SSS growth	% change at constant FX
Instants & Draw Games	8.2%
Multi-jurisdiction jackpots	4.5%
Total	**7.9%**

North America & Rest of world SSS growth	% change at constant FX
Instants & Draw Games	10.7%
Multi-jurisdiction jackpots	4.5%
Total	**10.1%**

Italy SSS growth	% change at constant FX
Instants & Draw Games	**0.4%**

- Global SSS increased 8%; up double-digits in North America, return to growth in Italy
- Lottery service revenue reduced by $19M catch-up adjustment for unspent advertising in Italy
- Product sales doubles on Oregon terminal and Swiss Loro system sales
- Other service reflects higher commercial services revenue
- Operating income rises sharply on strong flow-through of SSS growth and benefit of cost-saving actions, despite adjustment for unspent advertising in Italy
- Generated $2.2B in revenue in FY'20 with progressive improvement in back half of year; improved Adjusted EBITDA margin Y/Y

Note: $ in millions, except where noted otherwise

(1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

17

Q4'20 Global Gaming Highlights: Sequential Stability Despite Closures, Digital & Betting Momentum

Revenue



476
(48)
(129)
(46)
253
2
255
Q4'19
Terminal Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
Q4'20

Results from continuing operations	Q4'19	Q4'20	Y/Y % change as reported	Y/Y % change at constant FX	Q3'20	Sequential % change as reported
Revenue	476	255	(46)%	(47)%	247	3%
Operating income/(loss)	59	(39)	NA	NA	(50)	23%
Adjusted EBITDA[(2)]	115	(2)	NA	NA	(8)	78%

Installed Base (units)	Q4'19	Q4'20	Q3'20
US & Canada	35,977	34,275	34,584
Rest of world	14,857	15,025	14,798
Total	50,834	49,300	49,382
Yields[(3)]	$31.08	$20.32	$19.88

Machine Units Sold	Q4'19	Q4'20	Q3'20
New & expansion	1,811	666	818
Replacement	11,808	3,662	2,853
Total	13,619	4,328	3,671
Average selling price	$13,500	$13,300	$13,300

- Y/Y revenue down 46% due to impact of pandemic
- Sequential stability in revenue and profit, despite widespread restrictions, supported by stable to improving KPIs
- Digital & Betting[(1)] up nearly 55% excluding non-recurring software license sale in PY
- Operating loss impacted by decline in revenue, partially offset by cost-saving initiatives
- FY'20 results reflect impact of casino closures and operating restrictions; swift cost actions help mitigate impact on the business

Note: $ in millions, except where noted otherwise; all amounts presented reflect continuing operations
(1) Reported Digital & Betting revenue reflects activity across the Company's business portfolio and includes iLottery
(2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
(3) Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

18

Operational Excellence Product Simplification Margin Improvement • Procurement optimization • Streamlined manufacturing process • Supply chain efficiencies 19 Over $200M in Structural Cost Savings vs 2019 Targeted by End of 2021 Operational Excellence Initiatives Reduced Complexity of Product/ Geographic Mix Other Margin Improvement Initiatives 3 Main Drivers of Global Efficiency • Focus on higher-return products and geographies • Support synergies across markets • Reallocation of resources to lower- cost jurisdictions • Reduced global facilities footprint • Continued disciplined cost management in personnel, marketing, travel, and outside services IGT Efficiency Pr gram - OPtiMa (Operational excellence, Product simplification, Margin improvement) Savings Run Rate by Program Type ~30% ~30%~40% Gross Margin SG&A R&D Savings Run Rate by P/L Geography ~20% ~30% ~50% • ~75% in P/L savings with balance driven by CapEx • ~85% of savings to benefit Gaming segment • $60M - $80M of associated program charges, ~$50M already incurred in 2020

Strong Cash Generation Drives Continued Debt Reduction 20 ▪ Cash flows among the strongest in five years, driven by solid financial results and diligent invested capital management ▪ Reduced net debt by $71 million as reported, $433 million excluding unfavorable foreign currency impact, and inclusive of dividends of $41 million and $161 million in net payments to minority interests ▪ Elevated leverage(2) at the end of 2020 due to pandemic's impact on Adjusted EBITDA; expect leverage to return to pre-COVID levels within next 12-18 months Note: $ in millions, except where noted otherwise; all amounts presented represent continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Leverage defined as Net Debt divided by LTM Adjusted EBITDA Net Debt 7,390 7,319 FY '19 FY'20 FY'19 907 (377) 530 FY'20 595 (255) 340 ~$433M reduction in net debt excluding unfavorable FX impact Cash from Operations CapEx Free Cash Flow (1) Cash from Operations CapEx Free Cash Flow (1)

Solid Liquidity Position 21 Euro Notes 35% Total liquidity improved over $300 million to $2.72 billion as of 12/31/20 • $907 million in unrestricted cash; $1.82 billion in additional borrowing capacity • Net cash proceeds from announced agreement to sell Italy B2C gaming businesses earmarked for debt repayment Note: $ in millions, except where noted otherwise Paid in January 2021

Key Financial Messages 22 Revenue and Profits Benefit From Strong H2'20 Lottery Results Record Lottery profits in last 2 years in H2'20 Strong Digital & Betting revenue momentum continues Robust Cash Flow Drives Debt Reduction and Strong Liquidity Position Significant debt reduction in 2020; no further 2021 debt maturities Liquidity up $300M to $2.72B OPtiMa Program Designed to Deliver $200M+ in Structural Cost Savings in 2021 ~75% in P/L savings with balance driven by CapEx ~85% of savings will benefit Global Gaming segment

Given the uncertainty associated with pandemic-related restrictions, mainly on our Global Gaming segment, we are not providing a full-year outlook at this time For Q1'21, revenue and operating income from continuing operations are expected to be higher Y/Y and sequentially • Global Lottery up significantly on strong SSS growth for instant ticket and draw games and exceptional contribution from high jackpot levels • Global Gaming performance largely in line with Q4'20 as COVID-related restrictions continue • Depreciation and amortization and CapEx stable Y/Y 23 Q1'21 Expectations

24 Q&A

25 Appendix

26 Sale of Italy B2C Gaming Businesses: Transaction Update • €950 million sale price, 100% cash • €725 million at closing, €100 million on 12/31/21, €125 million on 9/30/22 • Not subject to any financing conditions; secured by Apollo • Locked box date of 12/31/19 • Italy gaming and anti-trust regulators • Hell-or-high-water standard puts regulatory risk on buyer • Closing expected in first half of 2021 • Long stop date is June 6, 2021 Transaction Structure Regulatory Approval Closing Timeline

Q4'20 and FY'20 Select Performance and KPI Data

GLOBAL LOTTERY	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) [1]
Revenue								
Service								
Operating and facilities management contracts	549	527	4 %	1 %	1,944	2,126	(9)%	(10)%
Upfront license fee amortization	(52)	(49)	(8)%	— %	(200)	(196)	(2)%	— %
Operating and facilities management contracts, net	497	479	4 %	1 %	1,744	1,931	(10)%	(11)%
Other	86	66	32 %	24 %	299	252	18 %	17 %
Total service revenue	**583**	**544**	**7 %**	**4 %**	**2,043**	**2,183**	**(6)%**	**(7)%**
Product sales	**47**	**24**	**100 %**	**97 %**	**121**	**110**	**10 %**	**10 %**
Total revenue	**630**	**568**	**11 %**	**8 %**	**2,164**	**2,293**	**(6)%**	**(6)%**
Operating income	**195**	**154**	**26 %**	**21 %**	**642**	**697**	**(8)%**	**(10)%**
Adjusted EBITDA[1]	**313**	**268**	**17 %**	**12 %**	**1,086**	**1,136**	**(4)%**	**(6)%**

	Q4'20 Constant Currency Change (%) [1]	Q4'19 Constant Currency Change (%) [1]	FY'20 Constant Currency Change (%) [1]	FY'19 Constant Currency Change (%) [1]
Global same-store sales growth (%)				
Instant ticket & draw games	8.2 %	3.2 %	1.6 %	4.1 %
Multi-jurisdiction jackpots	4.5 %	(49.4)%	(17.0)%	(18.3)%
Total	**7.9 %**	**(4.6)%**	**0.1 %**	**1.7 %**
North America and Rest of world same-store sales growth (%)				
Instant ticket & draw games	10.7 %	4.7 %	7.3 %	5.2 %
Multi-jurisdiction jackpots	4.5 %	(49.4)%	(17.0)%	(18.3)%
Total	**10.1 %**	**(5.5)%**	**4.7 %**	**2.0 %**
Italy same-store sales growth (%)				
Instant ticket & draw games	**0.4 %**	**(1.3)%**	**(16.1)%**	**0.8 %**

$ millions except otherwise noted

[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

27

Q4'20 and FY'20 Select Performance and KPI Data

GLOBAL GAMING	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue								
Service								
Terminal	85	133	(36)%	(36)%	297	568	(48)%	(47)%
Systems, software, and other	81	80	1 %	— %	299	350	(14)%	(14)%
Total service revenue	**166**	**213**	**(22)%**	**(22)%**	**597**	**918**	**(35)%**	**(35)%**
Product sales								
Terminal	59	188	(69)%	(69)%	205	581	(65)%	(65)%
Other	30	75	(60)%	(61)%	149	240	(38)%	(38)%
Total product sales revenue	**89**	**263**	**(66)%**	**(67)%**	**355**	**821**	**(57)%**	**(57)%**
Total revenue	**255**	**476**	**(46)%**	**(47)%**	**951**	**1,739**	**(45)%**	**(45)%**
Operating (loss) income	**(39)**	**59**	**NA**	**NA**	**(206)**	**180**	**NA**	**NA**
Adjusted EBITDA[1]	**(2)**	**115**	**NA**	**NA**	**(16)**	**397**	**NA**	**NA**
Installed base units								
Casino	48,232	50,834	(5)%		48,232	50,834	(5)%	
Casino - L/T lease[2]	1,068	0	NA		1,068	0	NA	
Total installed base units	**49,300**	**50,834**	**(3)%**		**49,300**	**50,834**	**(3)%**	
Installed base units (by geography)								
US & Canada	34,275	35,977	(5)%		34,275	35,977	(5)%	
Rest of world	15,025	14,857	1 %		15,025	14,857	1 %	
Total installed base units	**49,300**	**50,834**	**(3)%**		**49,300**	**50,834**	**(3)%**	

$ millions except otherwise noted

[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

[2] Excluded from yield calculations due to treatment as sales-type leases

IGT

28

Q4'20 and FY'20 Select Performance and KPI Data

GLOBAL GAMING (Continued)	Q4'20	Q4'19	Y/Y Change (%)	FY'20	FY'19	Y/Y Change (%)
Yields (by geography)[1], in absolute $						
US & Canada	$27.88	$40.29	(31)%	$24.34	$40.31	(40)%
Rest of world	$3.33	$7.75	(57)%	$3.67	$8.50	(57)%
Total yields	**$20.32**	**$31.08**	**(35)%**	**$18.06**	**$31.45**	**(43)%**
Global machine units sold						
New/expansion	666	1,811	(63)%	3,046	5,814	(48)%
Replacement	3,662	11,808	(69)%	11,616	36,262	(68)%
Total machine units sold	**4,328**	**13,619**	**(68)%**	**14,662**	**42,076**	**(65)%**
US & Canada machine units sold						
New/expansion	668	1,405	(52)%	2,753	4,116	(33)%
Replacement	2,636	5,986	(56)%	8,009	16,903	(53)%
Total machine units sold	**3,304**	**7,391**	**(55)%**	**10,762**	**21,019**	**(49)%**
Rest of world machine units sold						
New/expansion	(2)	406	NA	293	1,698	(83)%
Replacement	1,026	5,822	(82)%	3,607	19,359	(81)%
Total machine units sold	**1,024**	**6,228**	**(84)%**	**3,900**	**21,057**	**(81)%**
Average selling price (ASP), in absolute $						
US & Canada	$14,200	$14,900	(5)%	$14,200	$15,100	(6)%
Rest of world	$10,400	$11,900	(13)%	$12,400	$11,700	6 %
Total ASP	**$13,300**	**$13,500**	**(1)%**	**$13,800**	**$13,400**	**3 %**
Gaming systems revenue	**38**	**58**	**(35)%**	**136**	**213**	**(36)%**

$ millions except otherwise noted

[1] Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

29

$ millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 (2) Included within consolidated revenue Q4'20 and FY'20 Select Performance and KPI Data 30 CONSOLIDATED Q4'20 Q4'19 Y/Y Change (%) Constant Currency Change (%) (1) FY'20 FY'19 Y/Y Change (%) Constant Currency Change (%) (1) Revenue (by geography) US & Canada 489 580 (16) % (16) % 1,748 2,236 (22) % (22) % Italy 266 237 12% 4% 862 949 (9) % (12) % Rest of world 131 228 (43) % (44) % 505 846 (40) % (40) % Total revenue 885 1,044 (15) % (17) % 3,115 4,032 (23) % (23) % Digital & Betting Revenue (2) 47 45 4% 2% 170 130 31% 31%

$ millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 Q4'20 and FY'20 Select Performance and KPI Data 31 DISCONTINUED OPERATIONS - ITALY B2C KPIs: Q4'20 Q4'19 Y/Y Change (%) Constant Currency Change (%) (1) FY'20 FY'19 Y/Y Change (%) Constant Currency Change (%) (1) Italy installed base units VLT - Operator 10,774 11,020 (2) % 10,774 11,020 (2) % AWP 36,168 40,892 (12) % 36,168 40,892 (12) % Total Italy installed base units 46,942 51,912 (10) % 46,942 51,912 (10) % Italy wagers (€) VLT 228 1,414 (84) % 2,062 5,669 (64) % AWP 239 958 (75) % 1,719 3,690 (53) % Italy sports betting wagers (€) 233 298 (22) % 767 1,050 (27) % Italy sports betting payout (%) 82.9% 83.3% — % 82.4% 83.1% (1) %

$ millions except per share amounts; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q4’20 and FY'20 Income Statement 32 Q4'20 Q4'19 Y/Y Change (%) FY'20 FY'19 Y/Y Change (%) Service revenue 749 757 (1) % 2,640 3,101 (15) % Product sales 136 287 (53) % 476 931 (49) % Total revenue 885 1,044 (15) % 3,115 4,032 (23) % Adjusted EBITDA(1) 295 365 (19) % 1,008 1,454 (31) % Operating income (loss) 96 40 138% (107) 478 NA Interest expense, net (101) (101) (398) (411) Foreign exchange (loss) gain, net (155) (102) (309) 40 Other income (expense), net 1 (4) (33) 21 Total non-operating expenses (255) (207) (740) (350) (Loss) income from continuing operations before provision for income taxes (159) (167) (848) 128 Loss from continuing operations (232) (169) (875) (3) Net loss from continuing operations attributable to IGT PLC (256) (197) (939) (129) Net loss from continuing operations attributable to IGT PLC per common share - diluted $(1.25) $(0.96) $(4.59) $(0.63)

Q4’20 and FY'20 Cash Flow Statement 33 Q4'20 Q4'19 FY'20 FY'19 Net Cash Flows Provided by Operating Activities 251 278 595 907 CapEx (50) (92) (255) (377) Free Cash Flow(1) 201 186 340 530 Debt Proceeds/(Repayment), Net (175) 2 (246) 100 Other - Net (57) (76) (171) (347) Other Investing/Financing Activities (231) (73) (416) (247) Net Cash Flow (31) 113 (76) 284 Effect of Exchange Rates/Other 30 9 76 (22) Net Change in Cash and Restricted Cash (1) 122 (1) 261 Cash and cash equivalents at end of period 907 655 907 655 Restricted cash and cash equivalents at end of period 199 221 199 221 Total cash, cash equivalents, and restricted cash at end of period 1,106 876 1,106 876 $ millions except per share amounts; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Q4'20 Reconciliations of Non-GAAP Measures

	For the three months ended December 31, 2020				
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(232)
Provision for income taxes					73
Interest expense, net					101
Foreign exchange loss, net					155
Other non-operating income, net					(1)
Operating income (loss)	195	(39)	156	(60)	96
Depreciation	54	36	90	—	90
Amortization - service revenue [1]	55	—	55	—	55
Amortization - non-purchase accounting	8	2	10	1	11
Amortization - purchase accounting	—	—	—	40	40
Restructuring	—	(2)	(2)	—	(2)
Stock-based compensation	1	1	2	2	4
Other [2]	—	—	—	1	1
Adjusted EBITDA	313	(2)	311	(16)	295
Income from discontinued operations					12
Benefit from income taxes					(4)
Interest expense, net					—
Depreciation	—	8	8	—	8
Amortization	—	9	9	—	9
EBITDA - discontinued operations	—	18	18	—	26
Adjusted EBITDA - combined	313	16	328	(16)	321
Cash flows from operating activities - continuing operations					251
Capital expenditures					(50)
Free Cash Flow					201
Cash flows from operating activities - discontinued operations					4
Cash flows from investing activities - discontinued operations					(14)
Free Cash Flow - discontinued operations					(10)
Free Cash Flow - combined					191

	For the three months ended December 31, 2019				
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(169)
Provision for income taxes					2
Interest expense, net					101
Foreign exchange loss, net					102
Other non-operating expense, net					4
Operating income (loss)	154	59	213	(172)	40
Goodwill impairment	—	—	—	99	99
Depreciation	53	50	103	1	104
Amortization - service revenue [1]	51	—	51	—	51
Amortization - non-purchase accounting	7	2	9	1	10
Amortization - purchase accounting	—	—	—	48	48
Restructuring	1	1	3	—	3
Stock-based compensation	2	2	4	2	6
Other [2]	1	—	1	3	4
Adjusted EBITDA	268	115	383	(18)	365
Income from discontinued operations					31
Provision for income taxes					10
Interest income, net					(1)
Depreciation	—	15	15	—	15
Amortization	—	14	14	—	14
EBITDA - discontinued operations	—	29	29	—	69
Adjusted EBITDA - combined	268	145	413	(18)	435
Cash flows from operating activities - continuing operations					278
Capital expenditures					(92)
Free Cash Flow					186
Cash flows from operating activities - discontinued operations					26
Cash flows from investing activities - discontinued operations					(17)
Free Cash Flow - discontinued operations					9
Free Cash Flow - combined					195

IGT

$ millions; all amounts presented reflect continuing operations
[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs

34

FY'20 Reconciliations of Non-GAAP Measures

For the year ended December 31, 2020

	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(875)
Provision for income taxes					28
Interest expense, net					398
Foreign exchange loss, net					309
Other non-operating expense, net					33
Operating income (loss)	642	(206)	436	(544)	(107)
Goodwill impairment	—	—	—	296	296
Depreciation	201	153	354	1	355
Amortization - service revenue [(1)]	210	—	210	—	210
Amortization - non-purchase	30	8	38	3	41
Amortization - purchase accounting	—	—	—	170	170
Restructuring	5	34	39	6	45
Stock-based compensation	(3)	(4)	(7)	—	(7)
Other [(2)]	—	—	—	4	4
Adjusted EBITDA	1,086	(16)	1,070	(62)	1,008
Income from discontinued operations					37
Provision for income taxes					7
Interest expense, net					—
Depreciation	—	44	44	—	44
Amortization	—	50	50	—	50
EBITDA - discontinued operations	—	95	95	—	138
Adjusted EBITDA - combined	1,086	79	1,165	(63)	1,146
Cash flows from operating activities - continuing operations					595
Capital expenditures					(255)
Free Cash Flow					340
Cash flows from operating activities - discontinued operations					271
Cash flows from investing activities - discontinued operations					(35)
Free Cash Flow - discontinued operations					236
Free Cash Flow - combined					576

For the year ended December 31, 2019

	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(3)
Provision for income taxes					131
Interest expense, net					411
Foreign exchange gain, net					(40)
Other non-operating income, net					(21)
Operating income (loss)	697	180	877	(399)	478
Goodwill impairment	—	—	—	99	99
Depreciation	200	183	383	3	386
Amortization - service revenue [(1)]	206	—	206	—	206
Amortization - non-purchase	25	8	33	3	36
Amortization - purchase accounting	—	—	—	192	192
Restructuring	2	18	21	4	25
Stock-based compensation	6	7	13	13	27
Other [(2)]	1	—	1	5	6
Adjusted EBITDA	1,136	397	1,533	(79)	1,454
Income from discontinued operations					114
Provision for income taxes					42
Interest income, net					(1)
Depreciation	—	48	48	—	48
Amortization	—	51	51	—	51
EBITDA - discontinued operations	—	100	100	—	256
Adjusted EBITDA - combined	1,136	496	1,633	(79)	1,710
Cash flows from operating activities - continuing operations					907
Capital expenditures					(377)
Free Cash Flow					530
Cash flows from operating activities - discontinued operations					186
Cash flows from investing activities - discontinued operations					(65)
Free Cash Flow - discontinued operations					121
Free Cash Flow - combined					651

IGT

$ millions; all amounts presented reflect continuing operations
(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

35